FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Inscription in Securities Register No. 175

Santiago, October 2, 2014

Ger. Gen. No. 81/2014

Mr.

Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador Bernardo O’Higgins1449

Ref.:   SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10 under Securities Market Law N°18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enersis S.A., I hereby inform you of a significant event:

Enersis’ Board of Directors’ Committee and Enersis Board of Directors have received two independent appraisal reports performed by IM Trust Asesorías Financieras S.A, and by Itaú BBA of Banco Itaú Chile, respectively. Copies of these reports are attached hereto, and as of this date, in conformity with article 147 under Law N° 18,046, will be at the shareholders’ disposal at Enersis’ headquarters, located in Santa Rosa 76, Santiago, and also on the company’s website at: www.enersis.cl.

The reports were requested by the aforementioned corporate entities, as part of the study of an eventual operation between related parties, hereinafter called the Operation.

The purpose of the Operation is to reinstate the capital of Inversora Dock Sud S.A. (hereinafter “IDS”) and Central Dock Sud S.A. (hereinafter “CDS”), Argentine subsidiaries of Enersis, that have dragged out accrued losses. A capital increase in both companies was considered to be a viable and efficient solution, in which different creditors will condone interests and will contribute loans granted in favor of CDS. Enersis has not granted loans to IDS nor CDS, but our parent company domiciled in Spain, Endesa Latinoamérica, S.A. (“ELA”) has done it. ELA is not a shareholder of IDS or CDS, and Enersis would purchase the above-mentioned loan. This Operation consists on the following acts and contracts: a) Purchase by Enersis of loans granted by its parent company ELA in favor of CDS. These loans are individualized in the aforementioned reports. b) Acceptance of the Offer received on September 19, by Pan American Energy LLC, Pan American Energy Holdings Ltd. and Pan American Sur S.A., as shareholders of CDS, in order to agree the capitalization of such company. In the offer, it is expressed that part of the loans, that Enersis will acquire, will be partially amortized in cash by CDS. c) Pardoning the interest of the loans acquired by Enersis, and capitalization of IDS and CDS from their remainder. The remaining shareholders will carry out similar actions to condone and capitalize their own loans. d) Eventual capital reductions in IDS and CDS.

The Operation, in addition of re-establishing the CDS equity, is oriented in maintain the current shareholders’ stake in such company: Enersis (40%), YPF (40%) and Pan American Energy (20%).

In the following days and within the deadlines foreseen by numeral. 5) of article 147 under Law No 18,046 of the Chilean Companies Act ("LSA", in its Spanish acronym), the Board of Directors’ Committee will submit the report required by article 50 Bis, and each Director will individually give their own opinion regarding the convenience of the Operation in terms of the best social interests. If it is considered convenient, the Company Board of Directors will summon to an Extraordinary Shareholders’ Meeting in order to submit the Operation to its approval.

As of this date, the effects of the Operation on Enersis’s results are not yet quantifiable.

Sincerely yours,

Massimo Tambosco

Deputy Chief Executive Officer

c.c.       Bolsa de Comercio de Santiago.

             Bolsa Electrónica de Chile.

             Bolsa de Corredores de Valparaíso.

             Banco Santander Santiago – Representatives of the Bond Holders.

             Comisión Clasificadora de Riesgos.

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: October 3, 2014